Electronic Articles of Incorporation
For

P25000021248
FILED
April 11, 2025
Sec. Of State
mhhitchcock

TOWNCLOUD, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

TOWNCLOUD, INC.

Article II

The principal place of business address:

52 APPLE BLOSSOM ROAD
WATERFORD, ME. US 04088

The mailing address of the corporation is:

52 APPLE BLOSSOM ROAD
WATERFORD, ME. US 04088

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

100,000,000 COMMON AT .0001 PAR VALUE

Article V

The name and Florida street address of the registered agent is:

JAMES S BYRD
132 W. INTERNATIONAL SPEEDWAY BOULEVARD
SUITE 25
DAYTONA BEACH, FL.   32114

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JAMES S. BYRD

P25000021248
FILED
April 11, 2025
Sec. Of State
mhhitchcock

Article VI

The name and address of the incorporator is:

JAMES S. BYRD
132 W. INTERNATIONAL SPEEDWAY BOULEVARD
SUITE 25
DAYTONA BEACH, FL 32114

Electronic Signature of Incorporator: JAMES S. BYRD

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: D
DENNIS HARWARD
52 APPLE BLOSSOM ROAD
WATERFORD, ME. 04088 US

Title: P
DENNIS HARWARD
52 APPLE BLOSSOM ROAD
WATERFORD, ME. 04088 US

Title: T
DENNIS HARWARD
52 APPLE BLOSSOM ROAD
WATERFORD, ME. 04088 US

Title: S
DENNIS HARWARD
52 APPLE BLOSSOM ROAD
WATERFORD, ME. 04088 US